Exhibit 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
HeartWare Pty. Limited (formerly HeartWare Limited) (1)	Australia
HeartWare, Inc. (2)	Delaware
HeartWare GmbH (3)	Germany
HeartWare (UK) Limited (4)	United Kingdom
HeartWare France (5)	France
World Heart Corporation (6)	Delaware
7210914 Canada, Inc. (7)	Canada
World Hearts, Inc. (7)	Delaware
World Heart B.V. (8)	Netherlands

(1)	100% owned by HeartWare International, Inc.
(2)	100% owned by HeartWare Pty. Limited
(3)	100% owned by HeartWare, Inc.
(4)	100% owned by HeartWare, Inc.
(5)	100% owned by HeartWare, Inc.
(6)	100% owned by HeartWare, Inc.
(7)	100% owned by World Heart Corporation
(8)	100% owned by World Hearts, Inc.